UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TOTAL LOGISTICS, INC.

(Name of Subject Company)

TITAN ACQUISITION CORP.

and

SUPERVALU INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

89151W109

(CUSIP Number of Class of Securities)

JOHN P. BREEDLOVE

ASSOCIATE GENERAL COUNSEL & CORPORATE SECRETARY

SUPERVALU INC.

11840 VALLEY VIEW ROAD

EDEN PRAIRIE, MINNESOTA 55344

(952) 828-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

ROBERT A. ROSENBAUM, ESQ.

DORSEY & WHITNEY LLP

SUITE 1500

50 SOUTH SIXTH STREET

MINNEAPOLIS, MINNESOTA 55402

(612) 340-5681

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$ 160,660,170.50	$ 18,909.70

*	Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $28.50 (the per share tender offer price) by the 5,410,713 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $ 154,205,320.50 (the “Common Stock Consideration”). The Common Stock Consideration was then added to $ 6,454,850.00, being the net consideration for the Subject Company’s 279,000 stock options, to arrive at a total transaction value of $ 160,660,170.50.
**	Calculated as 0.00011770% of the transaction value in accordance with Rule 0-11(d) and based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,909.70	Filing Party:	Titan Acquisition Corp. & SUPERVALU INC.
Form or Registration No.:	Schedule TO	Date Filed:	January 7, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 4 to Schedule TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 7, 2005, as amended by Amendment No. 1 filed on January 7, 2005, Amendment No. 2 filed on January 12, 2005 and Amendment No. 3 filed on January 21, 2005, relating to the offer by Titan Acquisition Corp., a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Total Logistics, Inc., a Wisconsin corporation (the “Company”), at a purchase price of $28.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of Purchaser and Parent. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or in the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(F)	Press Release issued by Parent on January 26, 2005.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.

By:	/s/ John P. Breedlove
John P. Breedlove
Associate General Counsel & Corporate Secretary

TITAN ACQUISITION CORP.

By:	/s/ John P. Breedlove
John P. Breedlove Vice President & Secretary

Dated: January 26, 2005

2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated January 7, 2005.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on January 7, 2005.*

(a)(5)(B)	Press Release issued by Parent on January 4, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on January 4, 2005).*

(a)(5)(C)	Press Release issued by Parent on January 5, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on January 5, 2005).*

(a)(5)(D)	Press Release issued by Parent on January 7, 2005.*

(a)(5)(E)	Transcript of portion of earnings conference call pertaining to tender offer, held by Parent on January 11, 2005.*

(a)(5)(F)	Press Release issued by Parent on January 26, 2005.+

(d)(1)	Agreement and Plan of Merger, dated as of January 4, 2005, by and among Parent, Purchaser, and the Company.*

*	Previously filed.
+	Filed herewith.